UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 2 2 2002
155
WASH. D.C. SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

P.E.
7/1/02


02046981

For the month of July, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ



web site address:
www.cameco.com

Cameco Corporation

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Announces Expected 2002 Impact of Pit Wall Failure at Kumtor Gold Mine

Saskatoon, Saskatchewan, Canada, July 19, 2002 . . . .

Cameco Corporation previously reported the failure of a pit wall on July 8, 2002 at the Kumtor gold mine in Kyrgyzstan. A preliminary assessment of the expected impact on its 2002 mining plan and operating results has now been completed.

Overview

The rock slide involved approximately 7.5 million tonnes of rock which is expected to be removed over the next year at a projected cost of about $1 (US) per tonne. No gold reserves have been lost as a result of the rock slide as this wall failure lies entirely within the ultimate pit limit that includes another cut behind the failure zone. However, the timing of access to some high-grade ore has been altered. Cameco's 2002 net earnings are expected to be adversely impacted by approximately $35 million (Cdn).

Revised Mining Plan

Worker safety will remain of the utmost importance. On site geotechnical experts will continue to provide the company with their assessment of wall conditions and worker safety in all areas of the pit particularly around the rock slide.

Kumtor's gold production plan has been revised for 2002 to approximately 500,000 ounces (Cameco's share is one-third) at an average grade of 3.5 grams per tonne (g/t), a recovery rate of 77% and an estimated cash cost of about $210 (US) per ounce. This revised cash cost reflects the lower grade of the mill feed and the costs for removing the rock slide material. No allowance has been made at this time for possible proceeds from insurance.

Prior to the pit wall incident, the company had forecast production of 700,000 ounces at 4.9 g/t, a recovery rate of 81%, and a cash cost of $147 (US) per ounce. Mill feed remains unchanged at 5.5 million tonnes. Prior to the incident, approximately 300,000 ounces had been poured in 2002.

The mining plan had anticipated that work in the high-grade zone of the mine would begin this month and continue into 2003. As this zone is now partly under and exposed to the rock slide, the mill is expected to process lower grade material averaging 3.1 g/t for the remainder of 2002 when mill feed will be supplied from the stockpile and from mine production which resumed on July 15, 2002. The company's preliminary estimate is that normal operations will resume in mid-2003 with the mining of the high-grade zone.

. . . 2/

The three blast hole drills covered by the slide have now been recovered. One drill will be back in service in a few days and attempts are being made to salvage one drill from parts of the remaining two.

Loan Payments
The current balance of Kumtor Gold Company's (KGC) senior debt is $77 million (US). The next principal payment of $18 million (US) plus interest, is due on December 1, 2002. Current estimates indicate that KGC will have sufficient funds to make this payment.

Cameco's subordinated loan to KGC currently has an outstanding balance of $65 million (US). The next expected principal payment of about $10 million (US) plus interest scheduled for December 2002 will be deferred.

Hedge Position
Cameco expects that 200,000 ounces of Kumtor's gold hedges will be rolled forward to future periods. Although this action will not have a cash impact, such redesignation of hedge contracts will have a $2 million adverse impact on Cameco's earnings. This has been included in the earnings reduction figure mentioned above.

Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier. The company's uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco's shares trade on the Toronto and New York stock exchanges.

Caution Regarding Forward-Looking Information
Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

- End -

For investor inquiries, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

For media inquiries, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318